

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 16, 2016

Daniel K. Borgen
Chief Executive Officer
USD Partners LP
811 Main Street, Suite 2800
Houston, TX 77002

> **Re: USD Partners LP**
> **Registration Statement on Form S-3**
> **Filed November 10, 2016**
> **File No. 333-214565**

Dear Mr. Borgen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald E. Field at (202) 551-3680 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Sean T. Wheeler
Latham & Watkins LLP